                                             AS FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-62420
                                   PROSPECTUS

                                 640,791 SHARES

                               LIFEMINDERS, INC.
                                  COMMON STOCK

     This prospectus relates to the public offering, which is not being underwritten, of 640,791 shares of our common stock, which are held by some of our current stockholders.

     The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "LFMN." On October 9, 2001, the average of the high and low price for the common stock was $1.61.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 5, AND IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 12, 2001

                                  THE COMPANY

     LifeMinders is an online direct marketing company that sends personalized email messages to a permission-based membership comprised of more than 20 million members. We send to our members personalized email messages, or newsletters, in lifestyle-based interest categories, garnered from member information obtained during the registration process as well as from behavioral information through member interaction within our emails. Our email messages contain helpful reminders and tips directed toward our members' interests and hobbies and personal events like birthdays and anniversaries.

     Late in the fourth quarter of 2000, we initiated significant expense reductions that included reducing our workforce by 24% during the first quarter of 2001. On May 10, 2001, we announced a significant scaling back of our business operations and reduction in workforce to a team of approximately 30 to 35 employees to maintain selected email products while we evaluated strategic alternatives for the company. This decision was based on the continued decline in revenue from online advertising historically and for the foreseeable future.

     In June 2001, we entered into a letter of intent with Cross Media Marketing Corporation to negotiate a definitive merger agreement. In July 2001, we signed the original merger agreement with Cross Media, whereby LifeMinders would be merged with and into Cross Media. On August 20, 2001, we signed an amended and restated merger agreement with Cross Media.

     The merger agreement provides that, upon completion of the merger, shares of LifeMinders common stock held by LifeMinders stockholders will be converted into the right to receive cash, Cross Media common stock or a prescribed mix of cash and Cross Media common stock, as each LifeMinders stockholder elects, subject to procedures and limitations. If LifeMinders stockholders collectively elect to receive more than the maximum cash consideration available for LifeMinders stockholders in the merger, those LifeMinders stockholders electing to receive all cash will instead receive a mix of cash and Cross Media common stock. In order to complete the merger, stockholders of both companies must adopt the merger agreement. Both the LifeMinders and the Cross Media special meetings of the stockholders to vote on adoption of the merger agreement are scheduled to be held on October 24, 2001. The record date to determine stockholders entitled to vote at those meetings was September 17, 2001. We provide you with more information about the proposed merger below under the caption "Proposed Merger with Cross Media."

     LifeMinders was incorporated in Maryland on August 9, 1996 under the name of MinderSoft, Inc. In January 1999, LifeMinders changed its name to LifeMinders.com, Inc. and reincorporated in Delaware on July 2, 1999. In June 2000, by way of merger, LifeMinders changed its name to LifeMinders, Inc. Our principal executive and administrative offices are located at 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia 20171 and our telephone number is
(703) 707-8261.

                        PROPOSED MERGER WITH CROSS MEDIA

     AS DISCUSSED ABOVE, LIFEMINDERS HAS ENTERED INTO AN AMENDED AND RESTATED MERGER AGREEMENT WITH CROSS MEDIA MARKETING CORPORATION PURSUANT TO WHICH LIFEMINDERS WOULD BE MERGED WITH AND INTO CROSS MEDIA. IN CONNECTION WITH THE PROPOSED MERGER, LIFEMINDERS AND CROSS MEDIA FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE JOINT PROXY STATEMENT/PROSPECTUS IS AVAILABLE FREE OF CHARGE ON THE SEC'S INTERNET SITE AS PART OF THE EDGAR DATABASE (HTTP://WWW.SEC.GOV). IN ADDITION, LIFEMINDERS WILL PROVIDE YOU WITH A COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS FREE OF CHARGE UPON REQUEST. IF YOU ARE CONSIDERING AN INVESTMENT IN LIFEMINDERS COMMON STOCK WE URGE YOU TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING LIFEMINDERS AND THE PROPOSED MERGER.

     Under the terms of the merger agreement between LifeMinders and Cross Media, if the merger is consummated Cross Media will pay aggregate merger consideration of $24 million in cash and issue approximately 22.5 million shares of its common stock (approximately 4.5 million shares after giving effect to a proposed one-for-five share reverse split of Cross Media common stock), assuming that no LifeMinders' stock options are exercised or forfeited prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration. If LifeMinders stockholders do not elect to receive the maximum cash consideration, then the number of shares of common stock that Cross Media will issue in the merger will increase by that number of shares equal to $24 million less the amount of the total cash consideration paid in the merger, divided by $1.9845 (prior to giving effect to the proposed reverse split of Cross Media common stock). The $1.9845 value of the Cross Media common stock used for this purpose is based on the average last sale price of Cross Media common stock for the 20 trading days immediately preceding July 18, 2001, the date of the original merger agreement, and is not necessarily indicative of the value of such stock. The value of the aggregate merger consideration will depend upon the market price of Cross Media common stock on the date the merger is completed. The aggregate merger consideration will increase by an amount equal to the aggregate exercise price of any LifeMinders options with an exercise price of $2.57 per share or less that are exercised before the merger is completed. The per share consideration payable to LifeMinders stockholders is not affected by any such increase in the aggregate merger consideration.

     In connection with the merger, each LifeMinders stockholder can elect to receive all cash, all stock or a prescribed mix of approximately 33.3% cash and 66.7% stock, provided that in no event will the aggregate merger consideration paid to LifeMinders stockholders exceed $24 million, plus approximately 33.3% of the aggregate exercise price of any options to purchase LifeMinders common stock with an exercise price equal to or below $2.57 per share that are exercised on a cash basis between July 18, 2001 and the closing date of the merger. Each share of LifeMinders common stock will be converted into approximately:

     - $2.57 in cash, for those LifeMinders stockholders electing to receive all cash, but if elections made by LifeMinders stockholders would require Cross Media to pay more than the aggregate maximum cash portion of the merger consideration, the amount of cash will be reduced, with the difference being paid in shares of Cross Media common stock, valued for this purpose at $1.9845 per share (prior to giving effect to a proposed reverse split of Cross Media common stock);

     - 1.2964 shares of Cross Media common stock (.2593 shares after giving effect to a proposed reverse split of Cross Media common stock) for those LifeMinders stockholders electing to receive all stock; or

     - $0.86 in cash and .8643 shares of Cross Media common stock (.1729 shares after giving effect to a proposed reverse split of Cross Media common stock), for those LifeMinders stockholders electing to receive the prescribed mix.

     We cannot predict the actual mix of cash and Cross Media common stock that will be received by LifeMinders stockholders electing to receive all cash, but the per share cash portion cannot be less than approximately $0.86, and the per share stock portion cannot exceed .8643 shares of Cross Media common stock (approximately .1729 shares after giving effect to a proposed reverse split of Cross Media common stock).

     The completion of the merger depends upon the satisfaction or waiver of a number of conditions, including the adoption of the merger agreement by the stockholders of record of both LifeMinders and Cross Media. LifeMinders and Cross Media can agree to terminate the merger agreement without completing the merger, and either company can terminate the merger agreement under various circumstances. Under certain circumstances, the merger agreement requires LifeMinders to pay Cross Media a termination fee of $2.8 million.

     The affirmative vote of the holders of a majority of the shares of LifeMinders common stock outstanding and entitled to vote is required to adopt the merger agreement. LifeMinders has scheduled a special meeting of its stockholders to be held on October 24, 2001. The LifeMinders board of directors has fixed the close of business on September 17, 2001 as the LifeMinders record date for the determination of holders of shares of LifeMinders common stock entitled to notice of and to vote at the LifeMinders special meeting. THEREFORE, IF YOU DID NOT HOLD LIFEMINDERS COMMON STOCK ON THE CLOSE OF BUSINESS OF SEPTEMBER 17, 2001, YOU WILL NOT BE ENTITLED TO VOTE ON THE PROPOSAL TO ADOPT THE MERGER AGREEMENT WITH CROSS MEDIA, EVEN IF YOU ARE CURRENTLY A HOLDER OF LIFEMINDERS COMMON STOCK. Certain LifeMinders stockholders have agreed in writing with Cross Media to vote shares constituting approximately 24.5% of the outstanding LifeMinders common stock in favor of the merger agreement.

     The affirmative vote of the holders of a majority of the shares of Cross Media common stock outstanding and entitled to vote is required to adopt the merger agreement. Cross Media has scheduled a special meeting of its stockholders to be held on October 24, 2001 to vote on a proposal to adopt the merger agreement with LifeMinders as well as certain additional proposals, including a proposed one-for-five share reverse split of Cross Media common stock. The Cross Media board of directors has fixed the close of business on September 17, 2001 as the Cross Media record date for the determination of holders of shares of Cross Media common stock entitled to notice of and to vote at the Cross Media special meeting. Certain Cross Media stockholders have agreed in writing with LifeMinders to vote shares constituting approximately 59.6% of the outstanding Cross Media common stock in favor of the merger agreement.

     After the merger, Cross Media will continue to be managed by its current directors and officers. In addition, Jonathan Bulkeley, who is currently the Chairman of the Board of Directors and Chief Executive Officer of LifeMinders, and Douglas A. Lindgren, a director of LifeMinders, will become directors of Cross Media.

     LifeMinders stockholders have the right to elect the form of consideration they would receive in the merger, subject to certain procedures and limitations. To elect the form of consideration that a LifeMinders stockholder wishes to receive, LifeMinders stockholders must complete an election form and deliver it to American Stock Transfer & Trust Company, the merger exchange agent, prior to 5:00 p.m., New York City time, on October 24, 2001, the date of the LifeMinders special meeting. ANY LIFEMINDERS STOCKHOLDER WHO DOES NOT MAKE AN EFFECTIVE ELECTION PRIOR TO THE ELECTION DEADLINE, AND ANY LIFEMINDERS STOCKHOLDER WHO ACQUIRES SHARES OF LIFEMINDERS COMMON STOCK AFTER THE ELECTION DEADLINE, WILL LOSE THE RIGHT TO CHOOSE THE CONSIDERATION HE OR SHE WILL RECEIVE AS A RESULT OF THE MERGER AND WILL BE DEEMED TO HAVE ELECTED TO RECEIVE ONLY CROSS MEDIA COMMON STOCK. Once a LifeMinders stockholder signs the election form, he or she will no longer be able to trade or sell his or her shares of LifeMinders common stock. If you purchase LifeMinders common stock, you should obtain an election form from your broker/dealer or contact Allison Abraham, our President, at (703) 885-1315 or the exchange agent at (877) 777-0800 to obtain an election form.

     We urge you to read carefully the joint proxy statement/prospectus, which includes as an attachment a copy of the amended and restated merger agreement.

                                  RISK FACTORS

     An investment in our company involves a high degree of risk. You should carefully consider the risks below, together with the other information contained or incorporated by reference in this prospectus, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company and there may be additional risks that we do not presently know of or that we currently deem immaterial. If any of these risks occur, our business, financial condition, cash flow or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline.

RISKS RELATING TO LIFEMINDERS

     The following risks relate to LifeMinders and its current business operations and financial condition. If the proposed merger with Cross Media is completed, LifeMinders will be merged with and into Cross Media and will no longer operate as a separate stand-alone company. The risks associated with LifeMinders, its business operations and financial condition may change in the future if the proposed merger with Cross Media is completed.

IF THE PROPOSED MERGER WITH CROSS MEDIA IS NOT COMPLETED, WE MAY DISCONTINUE OUR OPERATIONS AND LIQUIDATE.

     If the proposed merger with Cross Media is not completed and we are unable to conclude that another sale or merger transaction would be in the best interests of our stockholders, our board of directors may determine that the best alternative is to discontinue operations, sell our remaining non-cash assets and, after payment of all obligations, distribute the net proceeds to our stockholders. The amount and timing of any distributions to stockholders in a liquidation cannot be determined because they would depend on a variety of factors, including the amount of proceeds received from any asset sales or dispositions, the time and amount required to resolve outstanding obligations and the amount of any reserves for future contingencies. In addition, we will have incurred substantial costs associated with the merger which will be payable regardless of whether the merger is consummated. Payment of these costs will reduce our remaining cash balance and the amount that would otherwise be distributable to our stockholders in a liquidation. In certain circumstances, we are obligated to pay Cross Media a fee of $2.8 million if the merger agreement is terminated, which would further reduce our cash balance.

WE HAVE SCALED BACK OUR BUSINESS OPERATIONS AND HAVE SIGNIFICANTLY REDUCED OUR WORK FORCE. WE EXPECT THAT THESE ACTIONS, COUPLED WITH CONTINUING WEAKNESS IN THE ONLINE ADVERTISING MARKET, WILL SIGNIFICANTLY REDUCE ANY FUTURE REVENUES.

     As announced on May 10, 2001, our board of directors decided to significantly scale back our business operations and reduce our work force. We believe that our revenues from online advertising and other existing lines of business for the foreseeable future will continue to decline substantially from that reported in prior periods. We expect this decline because, among other reasons, we believe that:

     - the market for online advertising will continue to decline significantly;

     - opportunities for online advertising revenues will decline because the company will be producing and delivering a substantially lower number of emails;

     - we do not expect to develop any new email products during this period;
       and

     - our management and other key employees will spend a significant portion of their time completing the merger, or in the event the merger is not completed, in identifying and evaluating strategic alternatives.

     In addition, our existing advertising customers may choose not to place online advertising with us as a result of concerns about the future of our business operations.

WE HAVE INCURRED SIGNIFICANT LOSSES AND, IF THE PROPOSED MERGER WITH CROSS MEDIA IS NOT COMPLETED, EXPECT CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

     We have never achieved profitability and, if the proposed merger with Cross Media is not completed and we continue our operations, expect to continue to incur operating losses for the foreseeable future. As of June 30, 2001, we had an accumulated deficit of $194.3 million. We incurred net losses of $50.7 million for the six months ended June 30, 2001, and $109.5 million for the year ended December 31, 2000. We cannot be certain that, if the merger is not completed and the company continues its operations, we will ever generate sufficient revenue to achieve profitability. If our future revenue is lower than currently anticipated, or our operating expenses exceed our estimates, we would incur greater losses than anticipated and we would be required to further reduce our cash balance to support our continued operations. Such circumstances could make us less desirable as an acquisition candidate, reduce our value in any sale or merger transaction, and reduce the amount of proceeds available to our stockholders in the event of a liquidation. If this merger is not completed, there is no guarantee that we will be able to identify or successfully complete a sale or merger of the company.

OUR COMMON STOCK HAS EXPERIENCED A SHARP DECLINE IN VALUE. IF THE PROPOSED MERGER WITH CROSS MEDIA IS NOT COMPLETED, OUR STOCK PRICE MAY CONTINUE TO DECLINE.

     The market price of our common stock has experienced a decline and, if the merger is not completed, may decline further as a result of our decision to scale back business operations, or as a result of fluctuations in our quarterly results of operations. The market price of our common stock has declined from a high of $91.00 per common share at March 9, 2000 to a low of $0.53 at April 3, 2001. On October 9, 2001, the closing price per share of our common stock as reported on The Nasdaq National Market was $1.65 per share. We believe that the market price of our common stock has been significantly and adversely affected by the sharp decline in the online advertising market.

     We also believe that, if the merger is not completed, our common stock price may decline further in the future as a result of our decision to scale back operations and because of the significantly lower revenues reported in our quarterly results of operations for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001. In addition, we believe that in the future, fluctuations in our quarterly results and the negative online advertising market, as well as many of the other risk factors pertaining to us, may negatively affect our quarterly operating results and contribute to fluctuations in our common stock price.

     If the proposed merger with Cross Media is not completed, we may continue to seek and evaluate potential strategic alternatives, including a potential sale or merger of the company. A further decline in the price of our common stock may adversely affect our ability to complete an alternative transaction using our stock as all or part of the consideration.

     In addition, if the price of our common stock remains low, it may be delisted by Nasdaq and become subject to special rules applicable to low priced stocks, which may reduce the liquidity of the shares.

OUR ABILITY TO CONTINUE TO OPERATE OUR SCALED DOWN BUSINESS, COMPLETE THE PROPOSED MERGER WITH CROSS MEDIA, OR IDENTIFY, EVALUATE AND COMPLETE ALTERNATIVE TRANSACTIONS IF THIS MERGER IS NOT COMPLETED, IS DEPENDENT UPON OUR ABILITY TO RETAIN THE REMAINING MEMBERS OF MANAGEMENT AND OTHER KEY EMPLOYEES.

     Since the fourth quarter of 2000, we have laid off approximately 85% of our workforce. We may have difficulty retaining the remaining members of our management team and other key employees on whom we will depend to continue to operate our scaled down business and complete this merger, and, if the merger is not completed, to assist in identifying, evaluating and completing any alternative transactions. If we are unable to retain our management and other key employees through this process, continuation of our business operations and our ability, if necessary, to identify, evaluate and complete an alternative transaction could be materially and adversely affected. We cannot be certain that these key employees will remain with us until the merger is completed or, if this merger is not completed, until we can identify, evaluate and complete an alternative transaction.

WE HAVE ONLY A LIMITED OPERATING HISTORY UPON WHICH TO EVALUATE OUR BUSINESS AND PROSPECTS.

     We have only a limited operating history upon which to evaluate our business and prospects and the online direct marketing industry is relatively new and rapidly evolving. This presents many risks and uncertainties including:

     - the ability to compete effectively against other companies;

     - the need to retain and motivate qualified personnel;

     - the ability to anticipate and adapt to the changing market;

     - the ability to develop and introduce new products and services and continue to develop and upgrade technology; and

     - the need to attract and retain a large number of customers from a variety of industries.

     We have also historically depended on the growing use of the Internet for advertising, commerce and communications, and on general economic conditions.

     We cannot assure you that we will successfully address these risks and uncertainties, particularly because of our recent scaling back of operations. If the merger is not completed, and we are unsuccessful in addressing these risks and uncertainties, we may not be able to generate sufficient revenue to fund our continued operations. In that event, we would be required to reduce our cash balances to fund operations, which could make us less desirable as an acquisition candidate or reduce our value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to our stockholders in the event of a liquidation of the company.

IF THE PROPOSED MERGER WITH CROSS MEDIA IS NOT COMPLETED, WE MAY NOT BE ABLE TO GENERATE SUFFICIENT REVENUE TO SUPPORT OUR CONTINUED OPERATIONS IF THE MARKET FOR ONLINE ADVERTISING, WHICH IS NEW AND UNPREDICTABLE, DOES NOT DEVELOP AND EXPAND.

     We have historically derived a substantial portion of our revenue from online advertising and direct marketing, including both email and Web-based programs. The profit potential for this business model is unproven. The Internet has not existed long enough as an advertising medium to demonstrate its effectiveness relative to traditional advertising. Advertisers and advertising agencies that have historically relied on traditional advertising may be reluctant or slow to adopt online advertising. Many potential advertisers have limited or no experience using email or the Web as an advertising medium. They may have allocated only a limited portion of their advertising budgets to online advertising, or may find online advertising to be less effective for promoting their products and services than traditional advertising media. Further, our email and Web-based programs may not generate sufficient user traffic with demographic characteristics attractive to advertisers. We are also affected by general industry conditions governing the supply and demand of Internet advertising.

     Our results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and we expect that those adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than we expect and the merger is not completed, we may not be able to generate sufficient revenue to support our continued operations. In that event, we would be required to reduce our cash balance, which could make us less desirable as an acquisition candidate or reduce our value in any sale or merger transaction, and would reduce the amount of proceeds available for distribution to our stockholders in the event of a liquidation of the company.

OUR ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH WE HAVE OTHER BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     Some of our customers may experience difficulty in supporting their current operations and implementing their business plans. These customers may reduce their spending on our products and services, or may not be able to discharge their payment and other obligations to us. The non-payment or late payment of amounts due to us from a significant customer would negatively impact our financial condition. These circumstances are influenced by general economic and industry conditions, and could have a material adverse impact on our business, financial condition and results of operations. In addition to intense competition, the overall market for Internet advertising has been characterized in recent quarters by increasing softness of demand, the reduction or cancellation of advertising contracts, an increased risk of uncollectible receivables from advertisers, and the reduction of Internet advertising budgets, especially by Internet-related companies. Our customers may experience difficulty in raising capital, or may be anticipating such difficulties, and therefore may elect to scale back the resources they devote to advertising, including on our system. Other companies in the Internet industry have depleted their available capital, and could cease operations or file for bankruptcy protection. If the proposed merger with Cross Media is not completed and the current environment for our customers and the demand for Internet advertising does not improve, our business, results of operations and financial condition could be materially adversely affected.

IF WE DO NOT MAINTAIN AN ENGAGED MEMBER BASE, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY FOR, OR MAINTAIN, ADVERTISERS AND OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our revenue has been derived primarily from advertisers seeking an engaged, targeted audience for their advertisements. Although we intend to continue to produce and distribute emails to our members, we have scaled back our business operations and have reduced the number of emails we send to members. We have discontinued most of our member related marketing activities. Accordingly, we do not expect growth in our member base, nor do we expect to develop new products.

     A significant portion of our revenue has historically been derived from performance-based and revenue sharing arrangements. Under these arrangements, advertisers pay us in part based on member responses to advertisements and promotions placed in email newsletters. If our members do not respond to advertisements and promotions placed in email newsletters, our revenue could be materially and adversely affected.

     If we are unable to maintain an engaged member base by keeping our current members active (i.e., opening email newsletters and responding to the advertisements contained in those newsletters), advertisers could find our audience less attractive and effective for promoting their products and services. We currently expect that we will experience difficulty retaining our existing advertisers, and have ceased our efforts to solicit additional advertisers, which will likely reduce our future revenues from online advertising and opt-in advertising, which represent a majority of our revenues to date.

COMPETITION IN THE ONLINE ADVERTISING MARKET INDUSTRY IS INTENSE, AND OUR SCALED BACK OPERATIONS MAY MAKE IT MORE DIFFICULT FOR US TO COMPETE EFFECTIVELY AND MAY REDUCE OUR ABILITY TO RETAIN AND ATTRACT ADVERTISERS.

     If the proposed merger with Cross Media is not completed and we continue operations, we will continue to face intense competition from both traditional and online advertising and direct marketing businesses. Our scaled back operations will make it more difficult to compete effectively with our competitors. If we are not able to compete effectively, we may not be able to retain current advertisers or attract new advertisers. This would reduce our revenues and we would need to reduce our cash balance to support our continued operations, which could make us less desirable for an alternative transaction and would reduce the amount of proceeds available for distribution to stockholders in the event of a liquidation. We face competition for marketing dollars from online portals and community Web sites such as AOL, Yahoo!, and CNET Networks, Inc. In addition, other companies offer competitive email direct marketing services, including coolsavings.com, MyPoints.com, NetCreations, YesMail.com and Digital Impact. Additionally, traditional advertising agencies and direct marketing companies may seek to offer online products or services that compete with those offered by us.

     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Our competitors will most likely continue to develop and market new technologies and products and to conduct research allowing them to identify and respond to changes in customer requirements. In addition, these competitors will continue to aggressively market and sell their products and services. We have scaled back our operations, resulting in a lack of material resources being committed to marketing and sales activities by us. As a result, it is unlikely that, if the merger is not completed, we will be able to effectively compete in the market for a long period of time, and our business, results of operations or financial condition will be materially and adversely affected.

WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY RIGHTS AND OTHER PROPRIETARY INFORMATION, AND ANY FAILURE TO PROTECT AND MAINTAIN THESE RIGHTS AND INFORMATION COULD PREVENT US FROM COMPETING EFFECTIVELY.

     Our ability to continue operations in the event the merger is not completed is substantially dependent on our internally developed technologies and trademarks, which we seek to protect through a combination of patent, copyright, trade secret and trademark law, as well as confidentiality or license agreements with employees, consultants, and corporate and strategic partners. If we are unable to prevent the unauthorized use of our proprietary information or if our competitors are able to develop similar technologies independently, the competitive benefits of our technologies, intellectual property rights and proprietary information will be diminished. These circumstances could also make the company less desirable in an alternative transaction.

WE DEPEND HEAVILY ON OUR NETWORK INFRASTRUCTURE AND IF THIS FAILS IT COULD RESULT IN UNANTICIPATED EXPENSES, AS WELL AS PREVENT OUR MEMBERS FROM EFFECTIVELY UTILIZING OUR SERVICES. THIS COULD NEGATIVELY IMPACT OUR ABILITY TO RETAIN MEMBERS AND ADVERTISERS.

     Our ability to successfully create and deliver our email newsletters depends in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of the network infrastructure could result in unanticipated expenses to address such failures and could prevent our members from effectively utilizing our services, which could prevent us from retaining members and advertisers. We do not have fully redundant systems or a formal disaster recovery plan. The system is susceptible to natural and man-made disasters, including earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of the systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in the systems. Accordingly, we could be required to make capital expenditures in the event of unanticipated damage.

     In addition, our members depend on Internet service providers, or ISPs, for access to the LifeMinders Web site. Due to the rapid growth of the Internet, ISPs and Web sites have experienced significant system failures and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our members from effectively utilizing our services.

OUR QUARTERLY RESULTS OF OPERATIONS MAY FLUCTUATE IN FUTURE PERIODS AND WE MAY BE SUBJECT TO SEASONAL AND CYCLICAL PATTERNS THAT MAY NEGATIVELY IMPACT OUR STOCK PRICE.

     We believe that our business may be subject to seasonal fluctuations. Advertisers historically have placed fewer advertisements during the first and third calendar quarters of each year.

     Further, Internet user traffic typically drops during the summer months, which potentially could reduce the amount of advertising placed during that period. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Our revenue has in the past been, and may in the future be, materially affected by a decline in the economic prospects of customers or in the economy in general, which could alter our customers' spending priorities or budget cycles. Because of these and other factors, our revenues and operating results may vary significantly from quarter-to-quarter.

THE CONTENT CONTAINED IN OUR EMAILS MAY SUBJECT US TO SIGNIFICANT LIABILITY FOR NEGLIGENCE, COPYRIGHT OR TRADEMARK INFRINGEMENT OR OTHER MATTERS.

     If any of the content that we create and deliver to our members or any content that is accessible from our emails through links to other Web sites contains errors, third parties could make claims against us for losses incurred in reliance on such information. In addition, the content contained in or accessible from our emails could include material that is defamatory, violates the copyright or trademark rights of third parties, or subjects us to liability for other types of claims. Our general liability insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could result in significant costs and expenses and damage our reputation.

     We have also entered into agreements with certain e-commerce partners under which we may be entitled to receive a share of certain revenue generated from the purchase of goods and services through direct links to our e-commerce partners from the emails sent by us. These agreements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of those products and services by virtue of our involvement in providing access to those products or services, even if we ourselves do not provide those products or services. Any indemnification provided to us in our agreements with these parties, if available, may not adequately protect us.

CONCERNS ABOUT, OR BREACHES OF, THE SECURITY OF OUR MEMBER DATABASE COULD RESULT IN SIGNIFICANT EXPENSES TO PREVENT BREACHES, AND SUBJECT US TO LIABILITY FOR FAILING TO PROTECT THE MEMBERS' INFORMATION.

     We maintain a database containing information about our members. Unauthorized users accessing our systems remotely may access our database or authorized users may make unauthorized copies of all or part of the database for their own use in violation of specific agreements to the contrary. As a result of these security and privacy concerns, we may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by security breaches, and we may be unable to effectively target direct marketing offers to members or may be subject to legal claims of members if unauthorized third parties gain access to our system and alter or destroy information in our database. Also, any public perception that we engaged in the unauthorized release of member information, whether or not correct, would adversely affect our ability to retain members.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY THE REFUSAL OF ONE OR MORE ELECTRONIC EMAIL DELIVERY PROVIDERS TO DELIVER OUR, OR OUR CUSTOMERS', MESSAGES.

     Our business may be adversely affected by the unilateral election of certain domain administrators to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails to their users. We cannot assure you that the number of domains which establish policies restricting their users receipt of commercial deliveries as consideration for receiving service will not become increasingly more popular, thereby diminishing the reach of our service, or the service of our customers.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY PRODUCTS OFFERED BY THIRD PARTIES.

     Our ability to continue operating our business may be adversely affected by the adoption by computer users of technologies that harm the performance of our products and services, such as technologies that allow domain administrators on the aggregate level, or individual users managing their own electronic email accounts, to block, filter or otherwise prevent the delivery of Internet advertising or commercial emails, or to block access to any services that use cookies or other tracking technologies. We cannot assure you that the number of domains or individual computer users who employ these or other similar technologies will not increase, thereby diminishing the efficacy of our, or our customers', services. Our business, financial condition and results of operations could be materially and adversely affected if one or more of these technologies is widely accepted.

SWEEPSTAKES REGULATION MAY LIMIT OUR ABILITY TO CONDUCT SWEEPSTAKES AND OTHER CONTESTS, WHICH COULD NEGATIVELY IMPACT OUR ABILITY TO RETAIN MEMBERS.

     The conduct of sweepstakes, lotteries and similar contests, including by means of the Internet, is subject to extensive federal, state and local regulation, which may restrict our ability to offer contests and sweepstakes in some geographic areas or altogether. Any restrictions on these promotions could adversely affect our ability to retain members.

IF THE PRICE OF OUR STOCK REMAINS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION, WHICH IS EXPENSIVE AND COULD DIVERT OUR RESOURCES.

     In the past, following periods of market volatility in the price of a company's securities, security holders have instituted class action litigation. Many companies in the industry in which we operate have been subject to this type of litigation. Our stock price has been volatile since the company's initial public offering in November 1999. If the market value of our stock continues to experience adverse fluctuations, and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and management's attention could be diverted, causing the business to suffer.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES.

     The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Many of our advertising customers have limited experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. We cannot assure you that our advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. Our results of operations have been adversely affected in recent quarters as a result of a significantly declining market for online advertising, and we expect that these adverse market conditions will continue. If the market for online advertising fails to improve or deteriorates more than expected, our business, results of operations and financial condition could be materially and adversely affected.

     There are currently no generally accepted standards or tools for the measurement of the effectiveness of Internet advertising or the planning of advertising purchases, and generally accepted standard measurements and tools may need to be developed to support and promote Internet advertising as a significant advertising medium. Our advertising customers may challenge or refuse to accept the measurements of advertisement delivery results developed by us or a third party. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in our database, like any database, may contain inaccuracies that our customers may not accept.

     A significant portion of our revenue has historically been derived from the delivery of advertisements, which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if we are unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of our online advertising business could be limited and revenue levels could decline. There are also "filter" software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and our business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

THE UNAUTHORIZED ACCESS OF CONFIDENTIAL MEMBER INFORMATION THAT WE TRANSMIT OVER PUBLIC NETWORKS COULD ADVERSELY AFFECT OUR ABILITY TO RETAIN MEMBERS.

     Members transmit confidential information to us over public networks and the unauthorized access of such information by third parties could harm our reputation and significantly hinder our efforts to retain members. We rely on a variety of security techniques and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data.

PROBLEMS WITH THE PERFORMANCE AND RELIABILITY OF THE INTERNET INFRASTRUCTURE COULD ADVERSELY AFFECT THE QUALITY AND RELIABILITY OF THE PRODUCTS AND SERVICES WE OFFER OUR MEMBERS AND ADVERTISERS.

     We depend on the Internet infrastructure to deliver attractive, reliable and timely email newsletters to our members. If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Among other things, continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. Currently, there are regular failures of the Internet network infrastructure, including outages and delays, and the frequency of these failures may increase in the future. These failures may reduce the benefits of our products and services to our members and undermine our advertising partners' and members' confidence in the Internet as a viable commercial medium. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new technology required to accommodate increased levels of Internet activity or due to government regulation.

WE MAY HAVE TO LITIGATE TO PROTECT OUR INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS OR TO DEFEND CLAIMS OF THIRD PARTIES, AND SUCH LITIGATION MAY SUBJECT US TO SIGNIFICANT LIABILITY AND EXPENSE.

     There is a substantial risk of litigation regarding intellectual property rights in Internet-related businesses. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related businesses are uncertain and still evolving. We may have to litigate in the future to enforce our intellectual property rights, protect our trade secrets or defend ourself against claims of violating the proprietary rights of third parties. This litigation may subject us to significant liability for damages and result in invalidation of proprietary rights. In addition, such litigation could be time-consuming and expensive to defend, even if not meritorious, and result in the diversion of management time and attention. Any of these factors could adversely affect our business operations, financial results, condition and cash flows.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE OUR REVENUE AND INCREASE OUR COSTS.

     Laws applicable to Internet communications, on-line privacy, digital advertising, data protection and direct marketing are becoming more prevalent. Any legislation enacted or regulation issued could dampen the growth and acceptance of the digital marketing industry in general and of our offerings in particular. Existing and proposed legislation in the United States, Europe (following the directive of the European Union) and Canada may impose limits on our collection and use of certain kinds of information about our members.

     Moreover, the laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether, and how, existing laws such as those governing intellectual property, data protection, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM OUR BUSINESS.

     New limitations on the collection and use of information relating to Internet users are currently being considered by legislatures and regulatory agencies in the United States and internationally. We are unable to predict whether any particular proposal will pass, or the nature of the limitations in those proposals that do pass. Since many of the proposals are in their developmental stages, we are unable to determine the impact these may have on our business. In addition, it is possible that changes to existing law, including new interpretations of existing law, could have a material and adverse impact on our business, financial condition and results of operations.

RISKS RELATING TO THE PROPOSED MERGER WITH CROSS MEDIA

     The following risks relate to the proposed merger of LifeMinders into Cross Media Marketing Corporation, the completion of which is subject to a number of conditions, including the approval of the stockholders of both corporations.

THE VALUE OF THE AGGREGATE MERGER CONSIDERATION WILL DEPEND ON THE MARKET PRICE OF THE CROSS MEDIA COMMON STOCK ON THE DATE ON WHICH THE MERGER IS COMPLETED.

     Under the terms of the amended and restated merger agreement between LifeMinders and Cross Media, Cross Media will pay a total of $24 million in cash and issue approximately 22.5 million shares of its common stock (approximately
4.5 million shares after giving effect to the proposed 1-for-5 share reverse split of Cross Media common stock), assuming that no LifeMinders' stock options are exercised or forfeited prior to the date on which the merger is completed and that LifeMinders stockholders elect to receive the maximum cash consideration. The value of the aggregate merger consideration will depend upon the market price of Cross Media common stock on the date on which the merger is completed. Therefore, LifeMinders stockholders will not know the value of the aggregate merger consideration at the time they vote on the merger or elect the form of merger consideration they will receive.

     The market price of Cross Media common stock fluctuates and has declined substantially since July 18, 2001, the date on which the original merger agreement was signed. The market price of Cross Media common stock on the date the merger is completed could be lower, and may be significantly lower, than the market price of Cross Media common stock on July 18, 2001, which would result in a lower aggregate merger consideration payable to LifeMinders securityholders.

THE VALUE OF THE PER SHARE CONSIDERATION TO BE PAID TO LIFEMINDERS STOCKHOLDERS WHO RECEIVE CROSS MEDIA COMMON STOCK IN THE MERGER CANNOT CURRENTLY BE DETERMINED AND WILL VARY DEPENDING ON THE ELECTION THAT A LIFEMINDERS STOCKHOLDER MAKES.

     Since the value of the Cross Media common stock being issued in the merger will depend on the market price of Cross Media common stock on the date on which the merger is completed, the value of the per share consideration to be received by LifeMinders stockholders who receive all or a portion of the merger consideration in shares of Cross Media common stock cannot currently be determined. The per share cash consideration is based on a fixed exchange ratio and will not vary if the market price of the Cross Media common stock changes. Therefore, the value of the per share merger consideration that LifeMinders stockholders receive in the merger will likely vary among LifeMinders stockholders depending on which form of merger consideration that a LifeMinders stockholder elects to receive.

THE VALUE OF THE PER SHARE STOCK CONSIDERATION MAY BE LESS THAN THE VALUE OF THE PER SHARE CONSIDERATION PAID TO LIFEMINDERS STOCKHOLDERS WHO ELECT TO RECEIVE ALL OR A PORTION OF THE MERGER CONSIDERATION IN CASH.

     The value of the per share merger consideration was determined based on a market price of Cross Media common stock of $1.9845 per share, which was the average last sale price of Cross Media common stock for the 20 trading days immediately preceding the date of the original merger agreement. Therefore, the value of the per share merger consideration received by stockholders electing to receive all or a portion of the merger consideration in shares of Cross Media common stock will be less, and could be significantly less, than the per share merger consideration received by LifeMinders stockholders electing to receive all cash, if the market price per share of Cross Media common stock is less than $1.9845 on the date the merger is completed.

     Using a per share price of $1.57, the closing price of Cross Media common stock as of September 21, 2001, the last practicable date prior to the printing of the joint proxy statement/prospectus filed in connection with the merger, the value of the per share merger consideration that a LifeMinders stockholder who elects to receive only Cross Media common stock would receive would be $2.04. Using the same per share price, the value of the per share merger consideration that a LifeMinders stockholder electing to receive the prescribed mix would be $2.21. LifeMinders stockholders who receive all cash in the merger would be paid $2.57 per share of LifeMinders common stock. LifeMinders stockholders are urged to obtain a current market quotation for Cross Media common stock prior to electing the form of merger consideration they will receive in the merger.

LIFEMINDERS STOCKHOLDERS WHO ELECT TO RECEIVE ALL CASH IN THE MERGER ARE LIKELY TO RECEIVE A PORTION OF THE MERGER CONSIDERATION IN CROSS MEDIA COMMON STOCK.

     Cross Media will not pay more than $24 million of the merger consideration in cash, plus a portion of the proceeds from the exercise of certain options to purchase LifeMinders common stock. If elections made by LifeMinders stockholders would require Cross Media to pay more than the aggregate cash portion of the merger consideration, the amount of cash received by those LifeMinders stockholders making all cash elections will be reduced, with the difference being paid out in the form of Cross Media common stock, valued at $1.9845 (prior to giving effect to the proposed reverse split of Cross Media common stock) for this purpose. Accordingly, the higher the percentage of LifeMinders stockholders electing to receive all cash or the prescribed mix of cash and Cross Media common stock, the greater the reduction of the cash portion of the merger consideration that will be paid to those LifeMinders stockholders electing to receive all cash. At the time LifeMinders stockholders electing to receive all cash vote on the merger and make elections, such stockholders will not know the portion of the merger consideration that will be paid in cash. Unless some LifeMinders stockholders elect to receive or are deemed to have elected to receive only Cross Media common stock, the ratio of cash to stock that LifeMinders stockholders electing to receive all cash will receive will not be significantly greater than that of the LifeMinders stockholders electing the prescribed mix of cash and Cross Media common stock.

LIFEMINDERS HAS THE RIGHT TO TERMINATE THE MERGER AGREEMENT BASED ON THE MARKET PRICE OF CROSS MEDIA COMMON STOCK ONLY IF THE MARKET PRICE DROPS BELOW $1.0915 FOR MORE THAN 10 CONSECUTIVE TRADING DAYS.

     A reduction in the market price of Cross Media common stock could cause some LifeMinders stockholders to vote against adoption of the amended and restated merger agreement. LifeMinders does not have any right to terminate the merger agreement based on the market price of Cross Media common stock, unless the volume weighted average closing price for Cross Media common stock over any 10 consecutive trading days between July 18, 2001 and the closing date of the merger is less than $1.0915 per share.

CROSS MEDIA INTENDS TO FILE A REGISTRATION STATEMENT TO REGISTER FOR RESALE APPROXIMATELY 30 MILLION SHARES OF ITS COMMON STOCK, WHICH MAY CAUSE THE MARKET PRICE OF THE CROSS MEDIA COMMON STOCK TO DECLINE.

     Current Cross Media stockholders have the right to require Cross Media to register for resale a substantial number of shares of common stock or shares of common stock into or for which their convertible securities, options or warrants are convertible or exercisable, which may facilitate the sale of these shares in the public market. Cross Media intends to file one or more registration statements prior to the closing of the merger to register approximately 30 million shares of Cross Media common stock (approximately 6 million shares after giving effect to the proposed reverse split of Cross Media common stock), and to cause such registration statements to become effective as soon as practicable following filing. As a result, a substantial number of shares of Cross Media common stock in relation to the public float of Cross Media common stock will become eligible for sale in the public market. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of Cross Media common stock may decline and could decline significantly before or at the time the merger is completed or immediately thereafter.

IF LIFEMINDERS STOCKHOLDERS WHO RECEIVE CROSS MEDIA COMMON STOCK IN THE MERGER SELL THAT STOCK IMMEDIATELY, IT COULD CAUSE A DECLINE IN THE MARKET PRICE OF CROSS MEDIA COMMON STOCK.

     All of the shares of Cross Media common stock to be issued in the merger will be registered with the SEC and therefore will be immediately available for resale in the public market, except that shares issued in the merger to LifeMinders stockholders who are affiliates of LifeMinders before the merger or who become affiliates of Cross Media after the merger will be subject to certain restrictions on transferability. The number of shares of Cross Media common stock to be issued to LifeMinders stockholders in connection with the merger and immediately available for resale will be substantial compared to the number of shares of Cross Media common stock currently in the public market. LifeMinders stockholders who are not affiliates may elect to sell the stock they receive immediately after the merger. As a result of future sales of such common stock, or the perception that these sales could occur, the market price of Cross Media common stock may decline and could decline significantly before or at the time the merger is completed or immediately thereafter. If this occurs, or if other holders of Cross Media common stock sell significant amounts of Cross Media common stock immediately after the merger is completed, it is likely that these sales would cause a decline in the market price of Cross Media common stock.

THE ANTICIPATED TAX TREATMENT OF THE MERGER MAY NOT BE SUSTAINED.

     Both Cross Media and LifeMinders anticipate that the merger will qualify as a "reorganization" for federal income tax purposes, so that LifeMinders stockholders receiving Cross Media common stock in exchange for their LifeMinders common stock may defer tax on all or a portion of any gain realized on the exchange. It is anticipated that each of Cross Media and LifeMinders will receive an opinion from its respective counsel that the merger will qualify as a reorganization. However, factual developments could make it uncertain whether the merger would so qualify. In addition, an opinion, though received, might be disputed by the Internal Revenue Service. Neither Cross Media nor LifeMinders can assure you that the merger will qualify as a reorganization.

THE ANTICIPATED BENEFITS OF THE MERGER MAY NOT BE REALIZED IN A TIMELY FASHION, OR AT ALL, AND CROSS MEDIA'S OPERATIONS MAY BE ADVERSELY AFFECTED IF THE OPERATION OF LIFEMINDERS' BUSINESS DIVERTS TOO MUCH ATTENTION AWAY FROM CROSS MEDIA'S EXISTING BUSINESS.

     The success of the merger will depend, in part, on Cross Media's ability to realize the anticipated revenue enhancements, growth opportunities and synergies of combining with LifeMinders and effectively utilize the net cash and other resources Cross Media will have following the merger. The merger involves risks related to the integration and management of acquired technology and operations and personnel. The integration of the businesses will be a complex, time-consuming and potentially expensive process and may disrupt Cross Media's business if not completed in a timely and efficient manner. Some of the difficulties that may be encountered by the combined company include:

     - the diversion of management's attention from other ongoing business concerns;

     - the inability to utilize the acquired member database and technology effectively to grow Cross Media's business; and

     - potential conflicts between business cultures.

     If Cross Media's management focuses too much time, money and effort to integrate LifeMinders' operations and assets, they may not be able to execute Cross Media's overall business strategy.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT CROSS MEDIA'S OR LIFEMINDERS' STOCK PRICES, FUTURE BUSINESS AND OPERATIONS.

     If the merger is not completed for any reason, Cross Media and LifeMinders may be subject to a number of material risks, including the following:

     - LifeMinders may be required, under certain circumstances, to pay to Cross Media a termination fee of up to $2.8 million;

     - Both companies may experience a negative reaction, from both the financial markets and customers of each company, to the termination of the merger; and

     - Each company must pay the costs related to the merger, such as amounts payable to legal and financial advisors and independent accountants, even if the merger is not completed.

THE LIFEMINDERS' BOARD OF DIRECTORS HAS DETERMINED THAT THE CROSS MEDIA MERGER IS IN THE BEST INTERESTS OF ALL OF THE LIFEMINDERS STOCKHOLDERS; HOWEVER, INDIVIDUAL LIFEMINDERS STOCKHOLDERS MAY NOT HAVE AN OPPORTUNITY TO CONSIDER OR VOTE UPON AN ALTERNATIVE TRANSACTION.

     Under the amended and restated merger agreement, LifeMinders is obligated to complete the merger with Cross Media unless, among other things, the LifeMinders board of directors determines in good faith, after receipt of advice from outside counsel, that the failure to terminate the merger agreement would likely be inconsistent with the fiduciary duties of LifeMinders' directors to the LifeMinders stockholders under applicable law with respect to a superior proposal. Therefore, even though LifeMinders may receive communications from other parties regarding possible alternative transactions, LifeMinders may not be able to pursue alternative transactions that an individual LifeMinders stockholder finds to be more favorable to such individual stockholder's interests than the Cross Media merger. LifeMinders stockholders that vote against adoption of the amended and restated merger agreement will not have appraisal rights in connection with the merger.

                              PLAN OF DISTRIBUTION

     We are registering all 640,791 shares on behalf of certain selling stockholders. All of the shares were issued by us in connection with our acquisition of eCoupons.com Inc. We will receive no proceeds from this offering. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non- sale related transfer after the date of this prospectus (collectively, the "Selling Stockholders") may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have not, to our knowledge, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. To our knowledge, there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Stockholders.

     The shares may be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     - the name of each such Selling Stockholder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - other facts material to the transaction.

     In addition, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

     We will be permitted to suspend the use of this prospectus for a period of up to 90 days under certain circumstances relating to pending corporate developments and similar events.

     We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares beneficially owned by each of the Selling Stockholders as of the date of this prospectus. None of the Selling Stockholders has had, to our knowledge, a material relationship with us within the past three years other than as a result of the ownership of the shares or our other securities or as a result of their employment with us as of and/or after the date of the closing of our acquisition of eCoupons.com Inc. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all, some or none of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below during the period commencing on the date of this prospectus and continuing for so long as the registration statement on Form S-3 of which this prospectus is a part remains effective. Our obligation to maintain the effectiveness of the registration statement will terminate on October 12, 2002.

     The Selling Stockholders named below provided us the information contained in the following table with respect to themselves and the respective number of shares of common stock beneficially owned by them and which may be sold by them under this prospectus. We have not independently verified this information. Each of the Selling Stockholders owns less then 1% of our outstanding shares of common stock.

                                                              NUMBER OF SHARES   NUMBER OF SHARES
                                                                BENEFICIALLY      REGISTERED FOR
                            NAME                                OWNED(1)(2)        SALE HEREBY
                            ----                              ----------------   ----------------
Avcom Technologies..........................................        8,383              7,545
Richard A. Ball.............................................       28,503             25,652
Thomas Ball.................................................      100,186             90,698
The Richard Clifford Banks Revocable Trust
  Dtd 9/2/93, Richard C. Banks, Trustee.....................        1,198              1,078
Mark D. Brazeal.............................................          359                323
Warren G. Bullock...........................................       20,478             18,431
Bullock & Yeager, Inc.......................................       19,821             17,838
Central Illinois Anesthesia Services Ltd. Profit Sharing
  Plan, Michael de Anda, Trustee............................       11,976             10,778
John Connors................................................          185                166
Margaret M. Cragin..........................................          719                647
Michael P. Crosson..........................................       11,976             10,778
Michael de Anda.............................................        7,186              6,467
Kingman Douglass............................................          599                539
Frank Duffy.................................................          618                556
Erik Duisenberg.............................................          154                139
Harry P. Gelles.............................................        1,121              1,009
Roger E. George.............................................        1,198              1,078
Steve Goldsworthy...........................................       17,964             16,168
John Graham.................................................       13,174             11,857
Adi R. and Rutty A. Guzdar..................................       11,976             10,778
Dinshaw Guzdar..............................................       38,276             37,741
Hardeight, LLC
  c/o Bernie Butler-Hardeight LLC...........................        3,593              3,234
Bush Helzberg...............................................       11,976             10,778
Gordon Hodge................................................        4,191              3,771
Ted Hollifield..............................................          599                539
A. Preston Hood.............................................        6,527              5,874
Taylor P. Hood..............................................       37,784             34,006
David Horn..................................................        4,192              3,773

                                                              NUMBER OF SHARES   NUMBER OF SHARES
                                                                BENEFICIALLY      REGISTERED FOR
                            NAME                                OWNED(1)(2)        SALE HEREBY
                            ----                              ----------------   ----------------
Kent Kearny.................................................        1,437              1,293
Douglas Knittle.............................................       34,491             31,041
Lisa Konie..................................................          240                216
The Latta Family Trust......................................        3,755              3,379
Lane MacDonald..............................................        1,796              1,616
John R. Mackall.............................................        1,095                985
Frank N. Magid..............................................          719                647
Magnuson Revocable Trust dated 1/14/1994, Richard P. and Amy
  C. Magnuson, Trustees.....................................       92,215             82,994
Mickey E. Miller............................................        1,437              1,293
John D. Minnick.............................................       13,617             12,255
John D. Minnick, custodian for Sean Michael Minnick, Under
  the Uniform Gift to Minors Act............................        2,922              2,629
SEP FBO John D. Minnick DLISC...............................        4,192              3,773
Nicole de Moulpied..........................................          154                139
Norman Nelson...............................................       10,180              9,162
Edward M. Philip............................................        2,436              1,984
Jim Philip..................................................        2,204              1,984
Daniel Porter...............................................        1,437              1,293
Rekhi family Trust dated 12/15/89, Kanwal S Rekhi and Ann H.
  Rekhi, Trustees...........................................       11,976             10,778
Benjamin Rekhi Trust dated 12/15/89, Kanwal S Rekhi and Ann
  H. Rekhi, Trustees........................................        2,994              2,695
Raj-Ann Kaur Rehki Trust dated 12/15/89, Kanwal S Rekhi and
  Ann H. Rekhi, Trustees....................................        2,994              2,695
Edward J. Savage............................................          419                377
James Sharp.................................................        1,437              1,293
Thomas Sharp................................................        1,437              1,293
William T. Sharp............................................      115,628            104,066
Lars Finskud................................................       18,563             16,707
Stanford Business School Angel Fund.........................        1,317              1,185
JM Thies Trust No. 1........................................       20,839             18,755
Terry L. Wike...............................................        7,186              6,467
WS Investment Company 99A,
  c/o Robert Latta..........................................        2,994              2,695
WS Investment Company 99B,
  c/o Robert Latta..........................................        1,796              1,616

---------------
(1) Information set forth in the table regarding shares owned by the Selling Stockholders is provided to the best of our knowledge based on information provided to us by the Selling Stockholders.

(2) Includes shares held in escrow for the benefit of the Selling Stockholders to secure indemnification obligations of the Selling Stockholders under the terms of the Agreement and Plan of Merger pursuant to which we acquired eCoupons.com Inc. An aggregate of 61,259 shares were deposited in escrow on a pro rata basis in accordance with the relative ownership percentages in eCoupons.com Inc. of the Selling Stockholders. To the extent that any of the shares held in escrow are returned to us in satisfaction of the indemnification obligations, the total number of shares initially owned by the Selling Stockholders would be reduced according to their respective pro rata interests in the shares held in escrow that are returned to us.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and until our offering is completed.

     1. Our Annual Report on Form 10-K/A for the year ended December 31, 2000, as filed on May 16, 2001;

     2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

     3. Our Current Reports on Form 8-K filed on February 9, 2001, May 11, 2001, July 19, 2001 and August 22, 2001; and

     4. The description of our common stock contained in our registration statement on Form 8-A filed November 16, 1999, including any amendments or reports filed for the purpose of updating such descriptions.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        LifeMinders, Inc.
        13530 Dulles Technology Drive, Suite 500
        Herndon, VA 20171-3414
        Attention: Allison Abraham, President
        703-885-1315

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

------------------------------------------------------
------------------------------------------------------

     We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
The Company...........................    2
Proposed Merger with Cross Media......    3
Risk Factors..........................    5
Plan of Distribution..................   16
Selling Stockholders..................   18
Where You Can Find More Information...   20
Incorporation of Certain Documents By
  Reference...........................   20
Use of Proceeds.......................   20
Legal Matters.........................   20
Experts...............................   20
Table of Contents.....................   21

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               LIFEMINDERS, INC.

                                 640,791 SHARES
                                OF COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------
                                OCTOBER 12, 2001

------------------------------------------------------
------------------------------------------------------